ACTION BY CONSENT IN WRITING IN LIEU OF A MEETING OF

THE BOARD OF DIRECTORS FOR AMERICAN HOUSING INCOME TRUST, INC.

Pursuant to Article III, Section 3(a) of the Bylaws (the “Bylaws”) of American Housing Income Trust, Inc., a Maryland corporation (the “Company”), the Board of Directors unanimously adopts the following resolutions pursuant to Article III, Section 10 of the Bylaws:

WHEREAS, the Board of Directors authorizes Jeff Howard, as Chief Executive Officer and President for the Company, to evaluate and execute, if he deems proper, the Employment Agreement between the Company and Sean Zarinegar, and the First Amended Advisory Board Consulting and Compensation Agreement. Mr. Zarinegar and Mr. Howard abstained from voting on this measure due to potential conflict.

Dated: February 25, 2016

RESOLVED:

Sean Zarinegar

Sean Zarinegar

Chairman of the Board

Abstaining But Approving Measure

Jeff Howard

Jeff Howard

Director

Abstaining But Approving Measure

Kenneth Hedrick

Kenneth Hedrick

Director